MILL CITY VENTURES III, LTD.

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

October 12, 2021

VIA EDGAR

Cara Lubit

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

RE:	Comment Letter dated September 16, 2021 —

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 10, 2021

Form 10-Q for the Quarterly Period Ended June 30, 2021

Filed August 16, 2021

File No. 811-22778

Dear Ms. Lubit:

Our response to your above-referenced comment letter are included here. For your convenience, your original comments appear in numerical order below, in bold, with our respective responses stated underneath.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2 - Summary of Significant Accounting Policies

Use of Estimates, page 18

1.	We note that you are an investment company following accounting and reporting guidance in ASC 946. We also note that you have changed your business structure and have focused your business on the provision of short-term specialty financing to small businesses, small-cap public companies, and high-net-worth individuals. Please provide us with your accounting analysis explaining how you concluded that ASC 946 remains applicable after withdrawal of your business development company election and the change to your business focus. Refer to ASC 946-10-25-1 & 2.

RESPONSE: Mill City Ventures III, Ltd. (the “Company”) changed from a business development company for certain legal reasons. The Company’s actual business did not have a significant strategic shift as it still held investments at the change date and makes further investments, primarily in short-term high-yield financing, in various entities. Annually, we analyze if investment company reporting guidance is appropriate.

In following the appropriate guidance, ASC 946-10-25-1 notes that an entity shall reassess whether it meets (or does not meet) the assessment of investment company status in paragraphs 946-10-15-4 through 15-9 only if there is a subsequent change in the purpose and design of the entity or if the entity is no longer regulated under the Investment Company Act of 1940. If an entity is no longer an investment company under this Topic as a result of the reassessment of status shall discontinue applying the guidance in this Topic and shall account for the change in its status prospectively by accounting for its investments in accordance with other Topics as of the date of the change in status.

To be an investment company, an entity must possess the fundamental characteristics of 946-10-15-6 and will typically also have all of the characteristics from 946-10-15-7. However, the absence of one or more characteristics does not necessarily exclude an entity from being an investment company.

The assessment of investment company status is determined by the following fundamental characteristics (ASC 946-10-15-6):

•	It is an entity that does both of the following:

o	Obtains funds from one or more investors and provides the investor(s) with investment management services.

o	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

•	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Response to ASC 946-10-15-6:

The Company obtained funds from multiple investors and provide the investors with investment management services through our investment portfolio. Our strategic direction notes that the short-term nature of our investments, and our ability to manage the due-diligence process swiftly and efficiently, our finance solutions typically involve high rates of interest and premiums as our purpose is to invest funds solely for returns from capital appreciation and investment income. Additionally, the Company does not obtain or have the objective of obtaining returns or benefits form an investee or affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Therefore, the Company meets both the fundamental criteria under investment company status and therefore would present the financial statement under the relevant guidance of ASC 946.

An investment company also has the following typical characteristics (ASC 946-10-15-7):

•	It has more than one investment.

•	It has more than one investor.

•	It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

•	It has ownership interests in the form of equity or partnership interests.

•	It manages substantially all of its investments on a fair value basis.

Response to ASC 946-10-15-7:

The Company meets all of the criteria noted above as it has multiple investments and investors, most of those investors are not related parties of the entity, has ownership interests in the form of equity and short-term financing and manages substantially all of its investments on a fair value reporting basis.

Conclusion:

Based on the analysis set forth in sections ASC 946-15-6 and 7, the Company meets the criteria to follow investment company accounting and reporting guidance under ASC 946 and believes this is the preferred method of reporting.

Form 10-Q for the Quarterly Period Ended June 30, 2021

General

2.	We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary.

RESPONSE: The inline XBRL financials were inadvertently omitted in the filing. We have worked with our financial printer to prepare an amendment to the 10-Q filing containing the required XBRL files, and that file is now ready for submission to the Commission via EDGAR. Nevertheless, we have been unable to submit the filing at this time due to technical issues relating to the EDGAR filing system and the Commission number under which our filings have been submitted since the Company’s withdrawal of its BDC election. As of the date of this letter, we have corresponded with our examiner to inform her of these issues and we are taking steps to find a prompt resolution, after which we will file the amendment containing the required inline XBRL financials.

If you have any questions, you are welcome to contact the undersigned at jg@millcityventures.com.

Regards,

/s/ Joseph A. Geraci II

Joseph A. Geraci, II
Chief Financial Officer
Mill City Ventures III, Ltd.